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3:31 SECURI 08031535 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___July 1, 2007___ AND ENDING___June 30, 2008___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richey Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
          110 E. Wilshire Avenue, Suite 307
                                   (No. and Street)

Fullerton, CA 92832-1959
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J.H. Richey
                                        (714) 449-9696
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William E. Costello, CPA
(Name – *if individual, state last, first, middle name*)

16055 Ventura Blvd., Suite 1212, Encino, CA 91436
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 1 4 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>J. H. Richey</u>   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>Richey Financial Group, Inc.</u>   , as
of <u>June 30</u>   , 20 <u>08</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Report of Certified Public Accountant

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RICHEY FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 and 2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANT



William E. Costello, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Richey Financial Group, Inc.

I have audited the accompanying balance sheets of Richey Financial
Group, Inc. as of June 30, 2008 and 2007, and the related statements of
income, changes in stockholder's equity, and cash flows for the years
then ended. These financial statements are the responsibility of the
Company's management. My responsibility is to express an opinion on
these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that
I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. I believe that my audits provide a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Richey
Financial Group, Inc. as of June 30, 2008 and 2007, and the results of
its operations and cash flows for the years then ended in conformity
with accounting principles generally accepted in the United States of
America.

My examination was made for the purpose of forming an opinion on the
basic financial statements, taken as a whole. The information contained
in Schedules I II III and IV are presented for purposes of additional
analysis and is not a required part of the basic financial statements.
Schedule II is supplementary information required by rule 17a-5 for the
Securities and Exchange Commission. Such information has been subjected
to the auditing procedures applied in the examination of the basic
financial statements and, in my opinion, is fairly stated in all
material respects in relation to the basic financial statements taken as
a whole.

William E. Costello, CPA
Encino, California
August 12, 2008

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008 AND 2007

ASSETS

	2008		2007
Cash	$ 13,553	$	72,841
Accounts receivable			3,184
Securities available for sale	66,521		72,389
Other receivables and miscellaneous assets			7,500
Total Assets	$ 80,074	$	155,914

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008		2007
Accounts payable	$ 1,121	$	60,121
Income taxes payable	4,000		
Deferred income taxes	1,400		2,850
Total Liabilities	6,521		62,971
Stockholders' Equity			
Common Stock	1,000		1,000
Paid-in Capital	72,553		87,000
Retained earnings	0		4,943
	73,553		92,943
Total Liabilities and Equity	$ 80,074	$	155,914

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
REVENUES		
Commissions	109,891	157,388
Investment income (loss)	(5,868)	11,752
Total Revenue	104,023	169,140
EXPENSES		
Commissions	52,262	134,088
Legal and professional	21,593	5,714
Regulatory fees	1,857	882
Office expense	9,046	2,454
Insurance	13,755	17,243
Total Expenses	98,513	160,381
Income before income tax provision	5,510	8,759
Income tax provision - current	4,000	800
deferred	(1,450)	1,200
NET INCOME	$ 2,960	$ 6,759

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)
Balance at June 30, 2006	$ 1,000	$ 87,000	$ (1,816)
Net Income			6,759
Balance at June 30, 2006	1,000	87,000	4,943
Net income			2,960
Dividend		(14,447)	(7,903)
Balance at June 30, 2007	$ 1,000	$ 72,553	$ 0

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net income	$ 2,960	$ 6,759
Adjustments to reconcile net income to cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	3,184	(2,943)
Decrease (increase) in Securities	5,868	(11,397)
Decrease (increase) in other receivables	7,500	(7,500)
Increase (decrease) in accounts payable	(59,000)	52,325
Increase (decrease) in income taxes payable	4,000	(3,200)
Increase (decrease) in deferred income taxes	(1,450)	1,200
Net cash provided by operating activities	(36,938)	35,244
Cash used in investment activities:		
Dividends	(22,350)	
Net cash used in investment activities	(22,350)	0
(Decrease) increase in cash	(59,288)	35,244
Cash at beginning of year	72,841	37,597
Cash at end of year	$ 13,553	$ 72,841

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008 AND 2007

1. SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market value. Any resulting
difference between cost and market (or fair value) will be
included in income.

Management uses estimates and assumptions in preparing financial
statements. These estimates and assumptions affect the amounts of
assets and liabilities and the reported revenues and expenses.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange
Commission Net Capital Rule (rule 15c3-1), which requires the
maintenance of minimum net capital and requires that the ratio
of aggregate indebtedness to net capital (as defined) shall not
exceed 8 to 1 in the first year and 15 to 1 thereafter. At
June 30, 2008 the Company had net capital of $63,575, which
was $58,575 in excess of its required net capital of $5,000.
The Company's net capital ratio was 0.10 to 1.

3. CAPITAL STOCK

The Company has authorized 1,000,000 shares of common stock
without par value. As of June 30, 2008 the Company had issued
and outstanding 1,000 shares of stock with a stated value of
$1.00 per share.

4. INCOME TAXES

Income taxes are provided based upon accounting income.
Deferred taxes are based on the market value increase in
securities which has not been realized for income tax
purposes.

5. RELATED PARTIES

The Company made payments to related parties for various
costs and expenses during the fiscal year ended June 30,
2008. The payments were made at the same rates as paid to
outside third parties, were reimbursements of cost or
a rate no greater than would have been paid to an outside
party.

Payments were made for:
    Commissions $20,914

SUPPLEMENTAL INFORMATION

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Subordinated liabilities at June 30, 2006	$	0
Increases		0
Decreases		0

Subordinated liabilities at June 30, 2007		0
Increases		0
Decreases		0

Subordinated liabilities at June 30, 2008	$	0
		=======

Schedule II

RICHEY FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

NET CAPITAL

Total stockholders' equity $73,553

    Deduct stockholders' equity not allowable
        for net capital 0

Total stockholder's equity qualified for
  net capital 73,553

Add:
  A. Liabilities subordinated to claims of
     general creditors allowable in computation
     of net capital 0
  B. Other (deductions) or allowable credits 0

Total capital and allowable subordinated liabilities 73,553

Deductions and/or charges:
  A. Non-allowed assets:
        Other receivables
        Other assets

Net capital before haircuts on securities positions 73,553

Haircuts on securities (computed, where applicable,
pursuant to rule 15c3-1(f)):
  A. Contractual securities commitments 0
  B. Deficit in securities collateralizing secured
     demand notes 0
  C. Trading and investment securities:
        Other securities 9,978
  D. Undue concentration 0
  E. Other - Thinly Traded Issues 0

Net capital 63,575
             =======

RICHEY FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2008

AGGREGATE INDEBTEDNESS
    Items included in statement of financial condition:
        Accounts Payable and accrued espenses $6,521

        $6,521
        =======

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Minimum net capital required:
        Greater of $5,000 or 6 2/3% of aggregate
        indebtedness ($434) $5,000
    Excess net capital   58,575

        $63,575
        =======
Ratio: Aggregate indebtedness to net capital   0.10
        =======

RECONCILIATION WITH COMPANY'S COMPUTATION
    (included in part II of Form X-17A-5 as of
    June 30,2008)

        Net capital, as reported in Company's Part II
          (Unaudited) FOCUS Report $63,575
        Adjustments affecting net capital

        Net capital per above $63,575
        =======

RICHEY FINANCIAL GROUP, INC.
DETERMINATION OF RESERVE REQUIREMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Richey Financial Group, Inc. is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule IV

RICHEY FINANCIAL GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Richey Financial Group, Inc. is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

W. E. COSTELLO, CPA
16055 VENTURA BOULEVARD, SUITE 1212
ENCINO, CALIFORNIA 91436

Board of Directors
Richey Financial Group, Inc.

I have examined the financial statements of Richey Financial Group, Inc
for the year ended June 30, 2008, and have issued my report thereon
dated August 12, 2008. As part of my examination, I made a study and
evaluation of the Company's system of internal control (which includes
the procedures for safeguarding securities) to the extent I considered
necessary to evaluate the system as required by generally accepted
auditing standards. The purpose of my study and evaluation, which
included obtaining an understanding of the accounting system, was to
determine the nature, timing, and extent of the auditing procedures
necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the
Company in making the periodic computations of aggregate indebtedness
and net capital under rule 17a-3(a)(11) and the procedures for
determining compliance with the exemptive provisions of rule 15c3-3. I
did not review the practices and procedures followed by the Company in
making the quarterly securities examinations, counts, verifications and
comparisons, and the recordation of differences required by rule 17a-13
or in complying with the requirements for prompt payment for securities
under section 8 of Regulation T of the Board of Governors of the
Federal Reserve System, because the Company does not carry security
accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the practices
and procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgements by management are required
to assess the expected benefits and related costs of control procedures
and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be
expected to achieve the Commission's above-mentioned objectives. The
objectives of a system and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for
which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in
accordance with management's authorization and recorded properly to
permit the preparation of financial statements in accordance with
generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Richey Financial Group, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Security Dealers, Inc. and should not be used for any other purpose.

William E. Costello, CPA
August 12, 2008

END